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NR11-06	April 11, 2011

International Tower Hill Mines Upgrades 7.4 Million Ounces of Gold to the Measured Category at the Livengood Project, Alaska

Vancouver, B.C…International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces an updated global mineral resource estimate for the Money Knob deposit at its 100% controlled Livengood Gold Project near Fairbanks, Alaska. The independently prepared estimate has upgraded over 50% of the gold resource from the Company’s previously reported June 2010 resource model into the Measured category in all three principal gold cut-off grade categories (0.3 g/t, 0.5 g/t and 0.7 g/t), significantly improving the confidence level of the overall deposit.

Updated Livengood Resource Estimate

Using a 0.5 g/t gold cut-off, the Money Knob deposit now contains estimated Measured resources of 7.4 million ounces at an average grade of 0.83 g/t gold, Indicated resources of 3.2 million ounces at an average grade of 0.83 g/t gold and Inferred resources of 2.7 million ounces at an average grade of 1.11 g/t gold (see Table 1).

In addition, at a 0.7 g/t gold cut-off (which the Company envisions as a possible milling cut-off grade), the project contains Measured resources of 4.7 million ounces at an average grade of 1.07 g/t gold, Indicated resources of 2.0 million ounces at an average grade of 1.12 g/t gold and Inferred resources of 1.5 million ounces at an average grade of 1.11 g/t gold (Table 2). At a 0.3 g/t gold cut-off (which is approximately the average grade for the heap leach described in the Company’s November, 30, 2009 heap leach PEA study), the project contains Measured and Indicated resources of 15.3 million ounces at an average grade of 0.61 g/t gold and Inferred resources of 4.9 million ounces at an average grade of 0.54 g/t gold (Table 3).

While the latest resource estimate is comparable in size and grade to the previous June 2010 resource model, the focus of the 2010 Summer/Fall drill program was to conduct significant infill drilling to confirm the continuity and grade of the deposit. Given that over 50% of the total resource has been converted to the Measured category, the 2010 drill program was successful in adding significant confidence to the resource size and overall project development plan. The new data is also derived from a more rigorous modeling effort which further constrained the estimate to add confidence to higher grade areas of the deposit. This increased confidence level is critical in forming the basis of the Company’s potential mining plans, including the design of starter pits and the early mining phases of the project.

Additionally, drill results from late 2010 and early 2011 have demonstrated one key area for potential future expansion of the Money Knob Deposit: at depth. In late 2010, a limited number of holes drilled beneath the existing deposit (at depths of 350 to 450 metres) intersected a higher grade zone of mineralization, highlighted by hole MK-RC-0458 which intercepted 112.8 metres at 2.6 g/t gold and hole MK-RC-0470 which intercepted 13.7 metres of 5.45 g/t gold. The Company is currently testing this higher grade gold zone with a series of deep core holes and results could have a significant impact on overall deposit size and grade.

“The new resource estimate illustrates the excellent continuity of mineralization and grade throughout this new, world-class gold discovery and bodes well for further potential resource expansion, particularly in the higher grade zone at depth,” states Jeff Pontius, Chief Executive Officer of ITH. “This update also

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confirms our understanding of the higher grade areas of the deposit which could form the ‘starter pit’ phase of our mining plan. In addition to our ongoing aggressive exploration work, we are committed to advancing the Livengood project through development to become North America’s next major gold mine.”

Table 1: April 2011 Livengood Resources (at 0.5 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.50	277	0.83	7.4
Indicated	0.50	120	0.83	3.2
Total M & I	0.50	397	0.83	10.6
Inferred	0.50	104	0.79	2.7

Table 2: April 2011 Livengood Resources (at 0.7 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.70	138	1.07	4.7
Indicated	0.70	55	1.12	2.0
Total M & I	0.70	193	1.08	6.7
Inferred	0.70	41	1.11	1.5

Table3: April 2011 Livengood Resources (at 0.3 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.30	519	0.62	10.4
Indicated	0.30	258	0.59	4.9
Total M & I	0.30	777	0.61	15.3
Inferred	0.30	282	0.54	4.9

Current 2011 Drilling Campaign

The Company is currently operating seven diamond and reverse circulation (RC) drill rigs focused on step-out and infill drilling of the deposit in the southwest area, particularly in the higher grade discovery zone directly below the current deposit. Results from this campaign, which ends in June, 2011, will be incorporated into an updated resource report to be released in the fourth quarter of 2011. This fourth quarter report will form the basis for the Company’s ongoing pre-feasibility study, which is scheduled to be completed by the end of 2011.

An initial district-wide exploration program will also begin shortly to explore outside the main resource area at Livengood and target new deposits like Money Knob along a 10-kilometre-long mineralized trend.

Resource Update Preparation

Reserva International, LLC., an independent contractor, prepared the updated mineral resource estimate which incorporates a total of 529 RC and 103 diamond core holes totalling 177,196 metres and having an average length of 280 metres, as well as 11 trenches with an average length of 38 metres. The April 2011 measured, indicated and inferred global mineral resource estimate for the Livengood deposit covers an area of approximately 4 square kilometres. The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques. Indicator variogram modeling was done on 10-metre composites. Statistical analysis indicated that lithological

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controls on mineralization are significant and consequently the resource model was heavily constrained by the lithological model developed by the Company. Spatial statistics indicate that the mineralization shows reasonable continuity within the range of anticipated operational cut off grades. Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit. In total, 138 measurements were used. Block density was assigned on the basis of the lithological model. The resource model, with blocks measuring 15 x 15 by 10 metres, was estimated using nine indicator thresholds. A change-of-support correction was imposed on the model assuming 5- x 5- x 10-metre selectable mining units. Classification was based on 3-pass interpolation using a different search radii and minimum sample and octant requirements established by an analysis of the variography. Measured and indicated classes were defined by these search criteria and the indicated-inferred boundary was defined using a combination of search parameters and kriging variance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be larger than the current estimate.

Livengood Project Highlights

  ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

  The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time. The latest resource estimate (as at April 11, 2011) of 277 Mt at an average grade of 0.83 g/t gold for 7.4 Moz gold in the Measured category, 120 Mt at an average grade of 0.83 g/t gold for 3.2 Moz gold in the Indicated category, and 104 Mt at an average grade of 0.79 g/t for 2.7 Moz in the Inferred category, all at a 0.5 g/t gold cut off grade, makes it one of the largest new gold discoveries in North America.

  The Core and Sunshine zones together account for most of the higher grade mineralization (Measured resources of 138 Mt at an average grade of 1.07 g/t, Indicated resources of 55 Mt at an average grade of 1.12 g/t gold and Inferred resources of 41 Mt at an average grade of 1.11 g/t gold, based on a cut- off grade of 0.7 g/t gold) and will form the basis for starter pit design work.

  Ongoing metallurgical studies are focused on the potential use of conventional whole ore milling with a gravity-CIL system for oxide ore, which produced initial recoveries of 89%, and milling with a flotation-gravity circuit for the sulfide ore, which has returned initial recoveries to a concentrate of 89%, offering significant potential for operational and capital cost savings. Initial heap leach recoveries for oxide material crushed to one-half inch averages approximately 70%. Ongoing test work is focused on optimizing the oxide ore for both milling and heap leaching as well as enhancing sulfide ore recoveries with potential to make significant positive impacts on project economics.

  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.

  No major permitting hurdles have been identified to date.

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Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favourable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control. Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 10 kilometres long by 2 kilometres wide, of which approximately one quarter has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the east and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the April 2011 resource modeling for the Livengood deposit. Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in operating, corporate and consulting environments. Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of ITH, as he is the CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a member of AusIMM and SAIMM. Mr. Brechtel is not independent of ITH, as he is the President and COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

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About International Tower Hill Mines Ltd.

International Tower Hill Mines controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. ITH is focused on the rapid advancement of the project into a compelling potential development project in 2011 while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of

International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made at Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via , and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-

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101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.